Exhibit 99.2

GERDAU S.A.

Tax ID (CNPJ/ME) 33.611.500/0001-19

Registry (NIRE): 35300520696

material fact

Gerdau S.A. (B3: GGBR / NYSE: GGB), in accordance at CVM Resolution 44, from August 23, 2021, announces to its stockholders and the general market that the Company’s Board of Directors, at a meeting held on this date, has resolved to increase the Company’s capital to R$ 20.289.409.000,00 through the capitalization of its reserves of R$ 966.162.334,00 with the issue of 83.669.860 new book-entry shares, with no par value, of which 28.596.497 will be common and 55.073.363 will be preferred shares, to be assigned free of charge to stockholders, as bonus, in the proportion of 1 (one) new share for every 20 (twenty) shares of the same type held at the final stockholding position on March 21, 2023.

The new shares will be included in the stockholders’ positions on March 24, 2023, and will be entitled to any dividends and/or interest on capital that may be declared after March 2, 2023 (including). Bonus shares will be always granted in whole numbers, and for this reason any stockholders who wish to transfer fractions of their shares (which result in one share of the same class) may do so in the period from March 27, 2023 to April 26, 2023 as follows:

(i) through accounts of the same ownership in different brokers, and/or

(ii) through trading in a private environment of the non-organized over-the-counter market (operations not registered on the Stock Exchange).

After this period elapses, any remaining amounts of these fractions will be separated, grouped in whole numbers and sold at auction on B3. The net proceeds from such sale will be made available to the holders of these fractions at a date to be informed in due course by the Company.

The cost attributed to bonus shares is R$11.54731631 per share, for the purposes of the provision in paragraph 1 of Article 58 of the Brazilian Federal Revenue Service’s Regulatory Instruction No. 1585/15.

São Paulo, March 1, 2023

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Officer